UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Concord Medical Services Holdings Limited

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

206277 1051

(CUSIP Number)

Jianyu Yang

Zheng Cheng

18/F, Tower A, Global Trade Center

36 North Third Ring Road East

Dongcheng District, Beijing 100013

People’s Republic of China

Telephone: +86 10 5957-5266

With a copy to:

Shuang Zhao, Esq.

Shearman & Sterling

12th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

Telephone: +852 2978 8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This CUSIP number applies to the Issuer’s American depositary shares, each representing three Ordinary Shares.

SCHEDULE 13D

CUSIP No. 206277 105	Page 2 of 19 Pages

1	NAME OF REPORTING PERSONS Jianyu Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 288,700
	8	SHARED VOTING POWER 59,770,876
	9	SOLE DISPOSITIVE POWER 288,700
	10	SHARED DISPOSITIVE POWER 59,770,876
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,059,576[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.2%[2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

[1]	Includes (i) 45,787,948 Ordinary Shares and 4,660,976 American depository shares (“ADSs”), each representing three Ordinary Shares, held by Morgancreek, and (ii) 288,700 Ordinary Shares issuable upon exercise of options held by Mr. Yang that are exercisable currently or within 60 days of the date of this Amendment. Mr. Yang indirectly owns 60% of the shares of Morgancreek.
[2]	Percentage calculated based on 135,487,408 Ordinary Shares issued and outstanding as of April 26, 2013, which was disclosed in the Company’s annual report on Form 20-F (File No. 001-34563) filed with the SEC on April 26, 2013.

SCHEDULE 13D

CUSIP No. 206277 105	Page 3 of 19 Pages

1	NAME OF REPORTING PERSONS Daketala International Investment Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 206277 105	Page 4 of 19 Pages

1	NAME OF REPORTING PERSONS Cherrylane Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 59,770,876
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 59,770,876
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,770,876[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1%[4]
14	TYPE OF REPORTING PERSON (See Instructions) CO

[3]	Represents 45,787,948 Ordinary Shares and 4,660,976 ADSs Ordinary Shares held by Morgancreek. Cherrylane holds 60% of the shares of Morgancreek.
[4]	Percentage calculated based on 135,487,408 ordinary shares issued and outstanding as of April 26, 2013, which was disclosed in the Company’s annual report on Form 20-F (File No. 001-34563) filed with the SEC on April 26, 2013.

SCHEDULE 13D

CUSIP No. 206277 105	Page 5 of 19 Pages

1	NAME OF REPORTING PERSONS Zheng Cheng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 288,700
	8	SHARED VOTING POWER 59,770,876
	9	SOLE DISPOSITIVE POWER 288,700
	10	SHARED DISPOSITIVE POWER 59,770,876
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,059,576[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.2%[6]
14	TYPE OF REPORTING PERSON (See Instructions) IN

[5]	Includes (i) 45,787,948 Ordinary Shares and 4,660,976 ADSs held by Morgancreek, and (ii) 288,700 Ordinary Shares issuable upon exercise of options held by Mr. Cheng that are exercisable currently or within 60 days of the date of this Amendment. Mr. Cheng indirectly owns 40% of the shares of Morgancreek.
[6]	Percentage calculated based on 135,487,408 ordinary shares issued and outstanding as of April 26, 2013, which was disclosed in the Company’s annual report on Form 20-F (File No. 001-34563) filed with the SEC on April 26, 2013.

SCHEDULE 13D

CUSIP No. 206277 105	Page 6 of 19 Pages

1	NAME OF REPORTING PERSONS CZY Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 206277 105	Page 7 of 19 Pages

1	NAME OF REPORTING PERSONS Bluestone Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 59,770,876
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 59,770,876
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,770,876[7]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1%[8]
14	TYPE OF REPORTING PERSON (See Instructions) CO

[7]	Represents 45,787,948 Ordinary Shares and 4,660,976 ADSs held by Morgancreek. Bluestone holds 40% of the shares of Morgancreek.
[8]	Percentage calculated based on 135,487,408 ordinary shares issued and outstanding as of April 26, 2013, which was disclosed in the Company’s annual report on Form 20-F (File No. 001-34563) filed with the SEC on April 26, 2013.

SCHEDULE 13D

CUSIP No. 206277 105	Page 8 of 19 Pages

1	NAME OF REPORTING PERSONS Morgancreek Investment Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 59,770,876
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 59,770,876
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,770,876[9]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1%[10]
14	TYPE OF REPORTING PERSON (See Instructions) CO

[9]	Represents 45,787,948 Ordinary Shares and 4,660,976 ADSs.
[10]	Percentage calculated based on 135,487,408 ordinary shares issued and outstanding as of April 26, 2013, which was disclosed in the Company’s annual report on Form 20-F (File No. 001-34563) filed with the SEC on April 26, 2013

This Amendment No. 1 (this “Amendment”) is being filed jointly by Jianyu Yang (“Mr. Yang”), Daketala International Investment Holdings Ltd. (“Daketala”), Shanghai Hui Fu Science and Technology Development Co., Ltd. (“Hui Fu”), Cherrylane Investments Limited (“Cherrylane”), Zheng Cheng (“Mr. Cheng”), CZY Investments Limited (“CZY”), Shanghai Jian Qian Science and Technology Development Co., Ltd. (“Jian Qian”), Bluestone Holdings Limited (“Bluestone”) and Morgancreek Investment Holdings Limited (“Morgancreek”, together with Mr. Yang, Daketala, Hui Fu, Cherrylane, Mr. Cheng, CZY, Jian Qian and Bluestone, the “Reporting Persons”). This Amendment amended in its entirety the Schedule 13D jointly filed with the Securities and Exchange Commission (the “SEC”) on August 15, 2013 by Mr. Yang, Daketala, Mr. Cheng and CZY. The Reporting Persons have entered into a joint filing agreement, dated as of December 6, 2013, a copy of which is attached hereto as Exhibit 99.1.

Item 1.	Security and Issuer.

This Amendment relates to the ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), of Concord Medical Services Holdings Limited (the “Company” or “Issuer”). The Company’s principal executive office is located at 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China.

Item 2.	Identity and Background.

This Amendment is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transaction described in Item 6 of this statement and by reason of the Entrustment Agreement.

Except as expressly otherwise set forth in this statement, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Persons or any other person. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mr. Yang is a citizen of the People’s Republic of China and his principal occupation is the chairman and chief executive officer of the Company. Mr. Yang’s principal business address is 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China.

Daketala is a limited liability company organized under the laws of the British Virgin Islands wholly owned by Mr. Yang. Daketala’s principal business is investment holding. The address of its principal office is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. Yang is the sole director of Daketala.

Hui Fu is a limited liability company organized under the laws of the People’s Republic of China wholly owned by Mr. Yang. Hui Fu’s principal business is technology development, technology transfer, investment management and market promotion in the field of medical device and information technology. The address of its principal office is Room 232, Zone C, 2nd Floor, 555 Songxiu Road, Qingpu District, Shanghai, People’s Republic of China. Mr. Yang is the sole director of Hui Fu.

Cherrylane is a limited liability company organized under the laws of the British Virgin Islands wholly owned by Hui Fu. Cherrylane’s principal business is investment holding. The address of its principal office is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. Yang is the sole director of Cherrylane.

Mr. Cheng is a citizen of the People’s Republic of China and his principal occupation is a director, the president and chief operating officer of the Company. Mr. Cheng’s principal business address is 18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China.

CZY is a limited liability company organized under the laws of the British Virgin Islands wholly owned by Mr. Cheng. CZY’s principal business is investment holding. The address of its principal office is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. Cheng is the sole director of CZY.

Jian Qian is a limited liability company organized under the laws of the People’s Republic of China wholly owned by Mr. Cheng. Jian Qian’s principal business technology development, technology transfer, investment management and market promotion in the field of medical device and information technology. The address of its principal office is Room 231, Zone C, 2nd Floor, 555 Songxiu Road, Qingpu District, Shanghai, People’s Republic of China. Mr. Cheng is the sole director of Jian Qian.

Bluestone is a limited liability company organized under the laws of the British Virgin Islands wholly owned by Jian Qian. Bluestone’s principal business is investment holding. The address of its principal office is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. Cheng is the sole director of Bluestone.

Morgancreek is a limited liability company organized under the laws of the British Virgin Islands. Cherrylane and Bluestone holds 60% and 40% of the shares of Morgancreek, respectively. Morgancreek’s principal business is investment holding. The address of its principal office is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The directors of Morgancreek are Mr. Yang and Mr. Cheng.

None of the Reporting Persons has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 15, 2013, Mr. Yang and Mr. Cheng entered into the Share Purchase Agreements (as defined in Item 6 below) with certain shareholders of the Company. Pursuant to the Share Purchase Agreements, Mr. Yang and Mr. Cheng agreed to purchase an aggregate of 37,064,808 Ordinary Shares and 4,660,976 American depository shares (“ADSs”), each representing three Ordinary Shares, from certain shareholders of the Company for a per ADS purchase price of US$6.10 and an aggregate purchase price of US$103,797,063.21. On November 20, 2013, Morgancreek entered into the IU SPA (as defined in Item 6 below), pursuant to which Morgancreek agreed to purchase 616,900 Ordinary Shares from IU Kong for a per ADS purchase price of US$6.10 and an aggregate purchase price of US$1,254,363.33. The shares purchased under the Share Purchase Agreements and the IU SPA are collectively referred to as the “Sale Shares”.

To finance the purchase of the Sale Shares, Morgancreek, as the borrower, Mr. Yang and Mr. Cheng, as personal guarantors, and Gopher Investment Fund SPC for the account of Gopher Financing Fund SP, as lender (the “Lender”), entered into a facility agreement on November 8, 2013 (the “Facility Agreement”) and an amendment to the Facility Agreement on November 27, 2013 (the “Amendment to Facility Agreement”). Pursuant to the Facility Agreement, the Lender made available to Morgancreek a term loan facility with an aggregate principal amount of US$71,827,050.45. The Facility Agreement and the Amendment to Facility Agreement have been filed as Exhibits 99.2 and 99.3, respectively, and are incorporated by reference in their entirety into this Item 3.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 is hereby incorporated by reference in this Item 4.

Mr. Yang, Mr. Cheng and Morgancreek purchased the Sale Shares for investment purposes. Although the Reporting Persons have no present intention to acquire securities of the Company other than pursuant to the Share Purchase Agreements, they intend to review their investments on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Company, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Company owned by them in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Reporting Persons’ financial situations; the Company’s business and prospects; other developments concerning the Company and its businesses generally; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Company.

Other than as set forth in this Amendment, the Reporting Persons have no present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) A class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The following table sets forth the beneficial ownership of Ordinary Shares of the Company for each of the Reporting Persons as of the date of this Amendment.

Name	Shares Beneficially Owned	Percentage of Total	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Mr. Yang(1)	60,059,576	44.2%	288,700	59,770,876	288,700	59,770,876
Daketala	—	—	—	—	—	—
Hui Fu (2)	59,770,876	44.1%	—	59,770,876	—	59,770,876
Cherrylane(3)	59,770,876	44.1%	—	59,770,876	—	59,770,876
Mr. Cheng(4)	60,059,576	44.2%	288,700	59,770,876	288,700	59,770,876
CZY	—	—	—	—	—	—
Jian Qian (5)	59,770,876	44.1%	—	59,770,876	—	59,770,876
Bluestone(6)	59,770,876	44.1%	—	59,770,876	—	59,770,876
Morgancreek(7)	59,770,876	44.1%	59,770,876	—	59,770,876	—

(1)	Includes (i) 45,787,948 Ordinary Shares and 4,660,976 ADSs held by Morgancreek, and (ii) 288,700 Ordinary Shares issuable upon exercise of options held by Mr. Yang that are exercisable currently or within 60 days of the date of this Amendment. Mr. Yang indirectly owns 60% of the shares of Morgancreek.

(2)	Represents 45,787,948 Ordinary Shares and 4,660,976 ADSs held by Morgancreek. Hui Fu indirectly owns 60% of the shares of Morgancreek.
(3)	Represents 45,787,948 Ordinary Shares and 4,660,976 ADSs held by Morgancreek. Cherrylane holds 60% of the shares of Morgancreek.
(4)	Includes (i) 45,787,948 Ordinary Shares and 4,660,976 ADSs held by Morgancreek, and (ii) 288,700 Ordinary Shares issuable upon exercise of options held by Mr. Cheng that are exercisable currently or within 60 days of the date of this Amendment. Mr. Cheng indirectly owns 40% of the shares of Morgancreek.
(5)	Represents 45,787,948 Ordinary Shares and 4,660,976 ADSs held by Morgancreek. Jian Qian indirectly owns 40% of the shares of Morgancreek.
(6)	Represents 45,787,948 Ordinary Shares and 4,660,976 ADSs held by Morgancreek. Bluestone holds 40% of the shares of Morgancreek.
(7)	Represents 45,787,948 Ordinary Shares and 4,660,976 ADSs.

(c)	Except as disclosed in Item 6 below, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past sixty (60) days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 is hereby incorporated by reference in this Item 6.

On August 15, 2013, Mr. Yang and Mr. Cheng entered into a share purchase agreement with Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P. and a share purchase agreement with each of the following persons: CICC Sun Company Limited, Perfect Key Holdings Limited, Starr Investments Cayman II, Inc., China Medical Scientific Holdings Limited, Grand Best Group Limited, Worthy Enterprises Ltd., Homerun Technology Ltd., Dragon Image Investment Ltd., Sino Prime Investments Limited and Sallekey Capital Management Limited (collectively, the “Share Purchase Agreements”). Pursuant to the Share Purchase Agreements, Mr. Yang and Mr. Cheng established Morgancreek as the purchaser and caused Morgancreek to join such Share Purchase Agreements.

Pursuant to the Share Purchase Agreements, Morgancreek purchased from Carlyle Asia Growth Partners III, L.P. 12,584,500 Ordinary Shares for an aggregate purchase price of US$25,588,483.33, CAGP III Co-Investment, L.P. 501,850 Ordinary Shares for an aggregate purchase price of US$1,020,428.33, CICC Sun Company Limited 3,588,600 Ordinary Shares for an aggregate purchase price of US$7,296,820.00, Perfect Key Holdings Limited 376,250 Ordinary Shares for an aggregate purchase price of US$765,041.67, Starr Investments Cayman II, Inc. 3,472,666 ADSs and two Ordinary Shares for an aggregate purchase price of US$21,183,266.67, China Medical Scientific Holdings Limited 4,245,095 Ordinary Shares for an aggregate purchase price of US$8,631,693.17, Grand Best Group Limited 2,889,600 Ordinary Shares for an aggregate purchase price of US$5,875,520.00, Worthy Enterprises Ltd. 3,000,000 Ordinary Shares for an aggregate purchase price of US$6,100,000.00, Homerun Technology Ltd. 1,851,800 Ordinary Shares for an aggregate purchase price of US$3,765,326.67, Dragon Image Investment Ltd. 4,836,611 Ordinary Shares for an aggregate purchase price of US$9,834,442.37, Sino Prime Investments Limited 579,673 ADSs and 3,190,500 Ordinary Shares for an aggregate purchase price of US$10,023,355.3 and Sallekey Capital Management Limited 608,637 ADSs for an aggregate purchase price of US$3,712,685.7, respectively. The transactions contemplated by the Share Purchase Agreements with China Medical Scientific Holdings Limited, Grand Best Group Limited and Sino Prime Investments Limited, respectively, were closed on November 20, 2013. The transactions contemplated by the other Share Purchase Agreements were closed on November 29, 2013.

On November 20, 2013, Morgancreek entered into a share purchase agreement with IU Kong (the “IU SPA”), pursuant to which Morgancreek purchased 616,900 Ordinary Shares from IU Kong for a per ADS purchase price of US$6.10 and an aggregate purchase price of US$1,254,363.33. The transactions contemplated by the IU SPA were closed on November 20, 2013.

On November 29, 2013, CZY entered into a share purchase agreement with Solar Honor Limited (the “Solar Honor SPA”), pursuant to which Solar Honor Limited purchased 5,591,896 Ordinary Shares from CZY for a per ADS purchase price of US$6.10 and an aggregate purchase price of US$11,370,188.53. The transactions contemplated by the Solar Honor SPA were closed on November 29, 2013.

As an internal reorganization, on November 29, 2013, Daketala and CZY transferred 4,836,611 Ordinary Shares and 3,269,629 Ordinary Shares to Morgancreek, respectively.

Upon completion of the transactions described in the foregoing paragraphs in this Item 6, the aggregate beneficial ownership of Mr. Yang and Mr. Cheng in the Company reached approximately 44.4% based on 135,487,408 Ordinary Shares issued and outstanding as of April 26, 2013, which was disclosed in the Company’s annual report on Form 20-F (File No. 001-34563) filed with the SEC on April 26, 2013.

As security for the financing under the Facility Agreement, Morgancreek charged 29,899,093 Ordinary Shares and 4,660,976 ADSs in favor of the Lender. Relevant share mortgage and account charge have been filed as Exhibits 99.4 and 99.5, respectively, and are incorporated by reference in their entirety into this Item 6.

As security for the 30% of the total consideration to Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., CICC Sun Company Limited, Perfect Key Holdings Limited and Starr Investments Cayman II, Inc., which will be paid within twelve months within the date of the Share Purchase Agreements, Morgancreek charged 3,925,905 Ordinary Shares in favor of Carlyle Asia Growth Partners III, L.P., 1,076,580 Ordinary Shares in favor of CICC Sun Company Limited, 112,875 Ordinary Shares in favor of Perfect Key Holdings Limited and 3,125,400 Ordinary Shares in favor of Starr Investments Cayman II, Inc., respectively. Relevant share mortgages have been filed as Exhibits 99.6, 99.7, 99.8 and 99.9, respectively, and are incorporated by reference in their entirety into this Item 6. After payment of the remaining 30% of the total consideration by Morgancreek to Carlyle Asia Growth Partners III, L.P., CAGP III Co-Investment, L.P., CICC Sun Company Limited, Perfect Key Holdings Limited and Starr Investments Cayman II, Inc., the 8,240,760 Ordinary Shares currently charged by Morgancree in favor of Carlyle Asia Growth Partners III, L.P., CICC Sun Company Limited, Perfect Key Holdings Limited and Starr Investments Cayman II, Inc., respectively, will be charged in favor of the Lender as security for the financing under the Facility Agreement.

In addition, Morgancreek also charged 7,648,095 Ordinary Shares to Xiuhui Ma.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Reporting Persons, dated December 6, 2013.

99.2	Facility Agreement by and among Morgancreek, Mr. Yang, Mr. Cheng and the Lender, dated November 8, 2013.

99.3	Amendment to the Facility Agreement by and among Morgancreek, Mr. Yang, Mr. Cheng and the Lender, dated November 27, 2013.

99.4	Equitable Mortgage Over Shares by and between Morgancreek and the Lender, dated November 25, 2013.

99.5	Borrower Account Charge by and between Morgancreek and the Lender, dated November 25, 2013.

99.6	Equitable Share Mortgage by and between Morgancreek and Carlyle Asia Growth Partners III, L.P., dated November 29, 2013.

99.7	Equitable Share Mortgage by and between Morgancreek and CICC Sun Company Limited, dated November 29, 2013.

99.8	Equitable Share Mortgage by and between Morgancreek and Perfect Key Holdings Limited, dated November 29, 2013.

99.9	Share Charge by and between Morgancreek and Starr Investments Cayman II, Inc., dated November 29, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:

December 6, 2013

Jianyu Yang

/s/ Jianyu Yang

Daketala International Investment Holdings Ltd.

By:	/s/ Jianyu Yang
Name:	Jianyu Yang
Title:	Director

Shanghai Hui Fu Science and Technology Development Co., Ltd.

By:	/s/ Jianyu Yang
Name:	Jianyu Yang
Title:	Director

Cherrylane Investments Limited

By:	/s/ Jianyu Yang
Name:	Jianyu Yang
Title:	Director

Zheng Cheng

/s/ Zheng Cheng

CZY Investments Limited

By:	/s/ Zheng Cheng
Name:	Zheng Cheng
Title:	Director

Shanghai Jian Qian Science and Technology Development Co., Ltd.

By:	/s/ Zheng Cheng
Name:	Zheng Cheng
Title:	Director

Bluestone Holdings Limited

By:	/s/ Zheng Cheng
Name:	Zheng Cheng
Title:	Director

Morgancreek Investment Holdings Limited

By:	/s/ Jianyu Yang
Name:	Jianyu Yang
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Reporting Persons, dated December 6, 2013.

99.2	Facility Agreement by and among Morgancreek, Mr. Yang, Mr. Cheng and the Lender, dated November 8, 2013.

99.3	Amendment to the Facility Agreement by and among Morgancreek, Mr. Yang, Mr. Cheng and the Lender, dated November 27, 2013.

99.4	Equitable Mortgage Over Shares by and between Morgancreek and the Lender, dated November 25, 2013.

99.5	Borrower Account Charge by and between Morgancreek and the Lender, dated November 25, 2013.

99.6	Equitable Share Mortgage by and between Morgancreek and Carlyle Asia Growth Partners III, L.P., dated November 29, 2013.

99.7	Equitable Share Mortgage by and between Morgancreek and CICC Sun Company Limited, dated November 29, 2013.

99.8	Equitable Share Mortgage by and between Morgancreek and Perfect Key Holdings Limited, dated November 29, 2013.

99.9	Share Charge by and between Morgancreek and Starr Investments Cayman II, Inc., dated November 29, 2013.